                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

             Imperial Credit Commercial Mortgage Investment Corp.
             ----------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)


                                  45272T 10 2
            ------------------------------------------------------
                                (CUSIP Number)

                             Irwin L. Gubman, Esq.
                                General Counsel
                       Imperial Credit Industries, Inc.
                             23550 Hawthorne Blvd.
                              Bldg. #1, Suite 240
                              Torrance, CA 90505
                                (310) 791-8040
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 22, 1999
                   ----------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 4 Pages
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45272T 10 2                                       PAGE 2 OF 4
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Imperial Credit Industries, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,570,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,570,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,570,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
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     This Amendment No. 4 amends and supplements Items 4, 5 and 7 of the statement on Schedule 13D, originally dated October 22, 1997, as amended, filed by Imperial Credit Industries, Inc., a California corporation ("Imperial Credit"), relating to the Common Stock of Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation (the "Company"). Capitalized terms used but not defined herein have the meanings given to such terms in the initial filing.


Item 4.        Purpose of Transaction

     Following Imperial Credit's previously reported all cash acquisition offer valuing the Company at $11.50 per share, a committee of the independent directors of the Company has negotiated and the full Board of Directors of the Company has unanimously approved a Merger Agreement ("the Agreement") by and among the Company, Imperial Credit and ICCMIC Acquisition Corp. ("Merger Sub"), a newly formed wholly owned subsidiary of Imperial Credit. Pursuant to the Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation. In the merger, each issued and outstanding Share other than Shares held by ICII and its subsidiaries will be converted into the right to receive $11.50 per Share in cash, subject to adjustment, upon the terms and conditions provided in the Agreement. Completion of the merger is subject to approval by the shareholders of the Company and other conditions. In addition, the Agreement provides a sixty-day period during which the Company may seek a superior proposal from third parties. Copies of the joint press release issued by the Company and Imperial Credit describing the Agreement and of the Merger Agreement are attached as Exhibits 1 and 2 hereto respectively.

Item 5.        Interest in Securities of the Issuer

     (a) As of the date hereof, Imperial Credit beneficially owned 2,570,000 shares of Common Stock, constituting approximately 9% of the 28,500,000 shares of Common Stock outstanding as of the date hereof. As of the date hereof, H. Wayne Snavely and Kevin Villani, each a director and executive officer of Imperial Credit, beneficially owned 143,369 and 76,684 shares of Common Stock, respectively.

     (b) Imperial Credit has sole voting power and sole investment power with respect to the shares of Common Stock reported as being beneficially owned by it herein.

     (c) Imperial Credit has canceled the options to purchase up to 1,691,250 shares of Common Stock granted to Imperial Credit Commercial Asset Management Corporation (the "Manager"), a wholly owned subsidiary of Imperial Credit, in connection with the initial public offering of the Company, as reported in Item 4 of this Schedule 13D as originally filed. Messrs. Villani and Snavely have also canceled their options to purchase up to 258,750 shares each of Common Stock granted to Messrs. Snavely and Villani in connection with the initial public offering.
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Item 7.        Material to be Filed as Exhibits

1. Joint press release issued by Imperial Credit and the Company on July 22, 1999 announcing the proposed Merger and the signing of the Merger Agreement.

2. Merger Agreement, dated July 22, 1999, among Imperial Credit, the Company and the Merger Sub.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1999

                                            IMPERIAL CREDIT INDUSTRIES, INC.


                                            By:   /s/Irwin L. Gubman
                                                 -------------------------------
                                                 Irwin L. Gubman
                                                 General Counsel